Exhibit 99.1

ELBIT IMAGING ANNOUNCES ITS INDIRECT ASSOCIATE, GAMIDA CELL, HAS
ENTERED INTO AGREEMENT WITH NOVARTIS PHARMA AG

Tel Aviv, Israel, October 12, 2015, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its announcement on June 3, 2015, that Gamida Cell Ltd. ("Gamida")  an indirect Associate of the Company, has entered into agreement with Novartis Pharma AG (“Novartis” and the "Agreement", respectively), which consists of the following material agreements:

At the closing of the Agreement, Novartis will invest in Gamida an immediate amount of $5 million (the "Investment Amount"), in return for approximately 2.5% in Gamida on a fully diluted basis. Novartis will then hold approximately 18% in Gamida on a fully diluted basis.

In addition, in the event that by the end of 2017 Gamida shall raise the minimum remaining funding required to cover the Phase III study of NiCord, by way of an equity investment, Novartis will invest in Gamida, subject to certain conditions set in the Agreement, an additional amount of up to US$ 10 million (the "Future Investment").

The closing of the Agreement is conditioned upon certain standard conditions as described in the Agreement.

The Company holds approximately 82.7% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (on a fully diluted basis) which, in turn, will hold, after the completion of the Agreement, approximately 22.5% of the share capital in Gamida (on a fully diluted basis).

At this point in time, there is no certainty that the Agreement will be completed or that the conditions for the Future Investment will be fulfilled.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com